CHOATE, HALL & STEWART LLP

William C. Rogers

(617) 248-5043

wrogers@choate.com

September 6, 2006

BY EDGAR AND FACSIMILE: (202-772-9204)

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kurt K. Murao

RE:	Nevada Power Company

Amendment No. 1 to Registration Statement on Form S-4

Filed September 6, 2006

File No. 333-134801

Sierra Pacific Power Company

Amendment No. 1 to Registration Statement on Form S-4

Filed September 6, 2006

File No. 333-134802

Form 10-Q For Fiscal Quarter Ended June 30, 2006

Filed August 4, 2006 (the “Quarterly Reports”)

File No. 0-00508

Ladies and Gentlemen:

On behalf of our clients, Sierra Pacific Resources (“SPR”), Nevada Power Company (“NPC”) and Sierra Pacific Power Company (“SPPC,” and together with NPC and SPR, the “Companies”), we are submitting this letter in response to your comment letter dated September 6, 2006 (the “Comment Letter”) with respect to the combined Quarterly Reports of the Companies.

The following sets forth the Companies’ response to the comment included in the Comment Letter relating to the combined Quarterly Reports. For ease of reference, your comment is set forth below in bold, followed by the Companies’ response.

Securities and Exchange Commission

September 6, 2006

Form 10-Q for Fiscal Quarter Ended June 30, 2006

Exhibits 31.1 and 31.2

1.	We note your response to comment 5 in our letter dated June 22, 2006. Please note that each 302 certification should be distinct and relate solely to the registrant for which it has been filed. In its current form, each of your 302 certifications is worded to cover all three registrants, as indicated in the first paragraph of the certifications. As a result, it appears that you have revised the wording of the 302 certifications, such as your use of “combined quarterly reports” and “solely with respect to Sierra Pacific Resources.” Accordingly, please confirm that in future filings, you will file distinct and separate 302 certifications for each of the registrants. Further, please also confirm that in the future filings, you will use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K, as required.

In response to the Staff’s comment, the Companies confirm that in future filings they will file distinct and separate 302 certifications. In addition, the Companies confirm that in future filings they will use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K.

* * * * * *

Please direct any general questions or comments concerning this letter, and any requests for additional information, to the undersigned at (617) 248-5043, Andrew J. Hickey at (617) 248-5267, or Eunice Kim Chapon at (617) 248-5256.

Sincerely,

/s/ William C. Rogers

William C. Rogers

cc:	Michael W. Yackira

Paul J. Kaleta, Esq.

William D. Rogers

James A. McDaniel, Esq.

Andrew J. Hickey, Esq.

Eunice Kim Chapon, Esq.